REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of Physicians Resource Group, Inc.:

We have audited the accompanying combined balance sheet of Frederick
A. Hauber, M.D., P.A. and Health Dynamics Specialties, Inc. as of December 31, 1995, and the related combined statements of earnings, owner's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frederick
A. Hauber, M.D., P.A. and Health Dynamics Specialties, Inc. as of December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP



Dallas, Texas,
October 29, 1996

    FREDERICK A. HAUBER, M.D., P.A. AND HEALTH DYNAMICS SPECIALTIES, INC.


                           COMBINED BALANCE SHEETS


                                                       December 31,        June 30,
                ASSETS                                     1995              1996
                                                       ____________        ________
                                                                         (Unaudited)
CURRENT ASSETS:
  Cash and cash equivalents                             $   -              $127,069
  Accounts receivable, net of allowance for
    doubtful accounts of $30,869 and $47,527, at
    December 31, 1995, and June 30, 1996 (unaudited),
    respectively                                         336,598            426,891
  Inventories                                             22,427             22,968
  Prepaid expenses and other current assets               75,301             64,740
                                                         _______            _______
      Total current assets                               434,326            641,668

PROPERTY AND EQUIPMENT, net                              268,768            269,258

OTHER NON CURRENT ASSETS                                  35,880             17,490
                                                         _______            _______
      Total assets                                      $738,974           $928,416
                                                         _______            _______
                                                         _______            _______

LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES:
  Lines of credit                                       $106,690           $ 95,940
  Current portion of long-term debt                       38,620             40,643
  Payable to related party                                16,918                913
  Accounts payable and accrued expenses                   27,608             52,018
  Accrued salaries and benefits                           15,925             16,164
                                                         _______            _______
      Total current liabilities                          205,761            205,678

LONG-TERM DEBT, net of current portion                    42,771             21,957
                                                         _______            _______
      Total liabilities                                  248,532            227,635

OWNER'S EQUITY                                           490,442            700,781
                                                         _______            _______
      Total liabilities and owner's equity              $738,974           $928,416
                                                         _______            _______
                                                         _______            _______


[FN]
The accompanying notes are an integral part of these combined financial statements.

     FREDERICK A. HAUBER, M.D., P.A. AND HEALTH DYNAMICS SPECIALTIES, INC.


                        COMBINED STATEMENTS OF EARNINGS


                                                                 For the Six-Months Ended
                                               December 31,               June 30,
                                                                _________________________
                                                   1995             1995            1996
                                               ____________         ____            ____
                                                                         (Unaudited)
REVENUES:
  Medical service revenues, net                 $2,071,324      $1,020,952      $1,330,795

COSTS AND EXPENSES:
  Compensation to physician owner                  988,003         496,569         482,245
  Salaries, wages, and benefits                    562,406         272,986         308,028
  Pharmaceuticals and supplies                      96,787          33,470         113,004
  General and administrative expenses              310,849         132,307         191,335
  Depreciation and amortization                     43,177          19,400          17,691
  Interest expense                                   7,776           5,939           8,153
                                                 _________       _________       _________
    Total costs and expenses                     2,008,998         960,671       1,120,456
                                                 _________       _________       _________

    Net earnings                                $   62,326      $   60,281      $  210,339
                                                 _________       _________       _________
                                                 _________       _________       _________

SUPPLEMENTAL DISCLOSURE:
  Combined compensation to and net
    earnings of the physician owner             $1,050,329      $  556,850      $  692,584
                                                 _________       _________       _________
                                                 _________       _________       _________


[FN]
The accompanying notes are an integral part of these combined financial statements.

                                       A-3

 FREDERICK A. HAUBER, M.D., P.A. AND HEALTH DYNAMICS SPECIALTIES, INC.


                 COMBINED STATEMENT OF OWNER'S EQUITY



BALANCE, December 31, 1994                              $441,116
  Net earnings                                            62,326
  Distributions to owner                                 (13,000)
                                                         _______
BALANCE, December 31,1995                                490,442
  Net earnings (unaudited)                               210,339
                                                         _______
BALANCE, June 30, 1996 (unaudited)                      $700,781
                                                         _______
                                                         _______





[FN]
The accompanying notes are an integral part of these combined financial statements.

      FREDERICK A. HAUBER, M.D., P.A. AND HEALTH DYNAMICS SPECIALTIES, INC.

                        COMBINED STATEMENTS OF CASH FLOWS
                                                                                For the Six-Months Ended
                                                                December 31,             June 30,
                                                                                ________________________
                                                                   1995             1995           1996
                                                                ____________        ____           _____
                                                                                        (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                  $   62,326      $  60,281       $210,339
  Adjustments to reconcile net earnings to net cash
    provided by operating activities-
      Depreciation and amortization                                 43,177         19,400         17,691
      Changes in assets and liabilities-
        (Increase) decrease in-
          Accounts receivable, net                                 (25,356)        65,346        (90,293)
          Inventories                                                 (898)          (520)          (541)
          Prepaid expenses and other assets                        (21,320)           881         28,951
        Increase (decrease) in-
          Accounts payable and accrued expenses                     (2,933)        (2,263)        24,410
          Accrued salaries and benefits                                478            239            239
                                                                   _______        _______        _______

            Net cash provided by operating activities               55,454        143,364        190,796
                                                                   _______        _______        _______

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                             (119,050)       (10,333)       (18,181)
                                                                   _______        _______        _______

    Net cash used in investing activities                         (119,050)       (10,333)       (18,181)
                                                                   _______        _______        _______

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds (repayment) of debt                                      73,324        (22,741)       (45,546)
  Equity distributions to owner                                    (13,000)           -              -
                                                                   _______        _______        _______

    Net cash provided by (used in) financing activities             60,324        (22,741)       (45,546)
                                                                   _______        _______        _______

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (3,252)       110,290        127,069
CASH AND CASH EQUIVALENTS, beginning of period                       3,252          3,252            -
                                                                   _______        _______        _______
CASH AND CASH EQUIVALENTS, end of period                        $       -      $  113,542       $127,069
                                                                   _______        _______        _______
                                                                   _______        _______        _______

SUPPLEMENTAL DISCLOSURE
  Cash paid for interest                                        $    7,776     $    5,939       $  8,153
  Cash paid for taxes                                           $   14,664     $    4,448       $  5,976

[FN]
The accompanying notes are an integral part of these combined financial statements.

 FREDERICK A. HAUBER, M.D., P.A. AND HEALTH DYNAMICS SPECIALTIES, INC.

                NOTES TO COMBINED FINANCIAL STATEMENTS

1.   Business, Organization and Basis of Presentation:

     Frederick A. Hauber, M.D., P.A. and Health Dynamics Specialties, Inc. (collectively "PEI"), are affiliated through common ownership, and are professional service corporations that are engaged in the practice of medicine specializing in ophthalmology, with practices in New Port Richey, Florida.

     The accompanying financial statements reflect the combined operations of the affiliated practices and have been prepared on the accrual basis of accounting. The supplemental caption on the combined statements of earnings, "Combined compensation to and net earnings of the physician owner," reflects the total earnings available to the physician owner for each period.

2.   Summary of Significant Accounting Policies:

Cash and Cash Equivalents

    PEI considers all highly-liquid instruments with original maturities of three months or less, as cash and cash equivalents.

Accounts Receivable

     Accounts receivable primarily consist of receivables from patients, insurers, government programs, and other third-party payors for medical services provided by physicians. Such amounts are reduced by an allowance for contractual adjustments and other uncollectible amounts. Contractual adjustments result from the differences between the rates charged by the physicians for services performed and the amounts allowed by the Medicare and Medicaid programs and other public and private insurers.

Inventories

     Inventories consist primarily of solutions and miscellaneous pharmaceutical supplies, which are valued at the lower of cost or market with cost determined using the first-in, first-out (FIFO) method.

Property and Equipment

     Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is calculated using accelerated methods over the estimated useful lives of the assets. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized.

 FREDERICK A. HAUBER, M.D., P.A. AND HEALTH DYNAMICS SPECIALTIES, INC.
         NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)

Income Taxes

     The accompanying combined financial statements reflect the operations of an S corporation and a C corporation. For the S corporation, income tax liabilities are the responsibility of the owner. The C corporation has historically not incurred significant tax liabilities for federal or state income taxes. Compensation to physician owner has traditionally reduced taxable income to nominal levels. This relationship would be expected to continue in the absence of the acquisition referred to in Note 9. Because of this practice, a provision for income taxes and deferred tax assets and liabilities of the taxable entities have not been reflected in these combined financial statements. The consistent presentation of the combined financial statements on a pretax basis also provides comparability that would not otherwise be the case when presenting a combination of various taxable and nontaxable entities.

Revenues

     Medical service revenues are accounted for in the period in which the services are provided. The revenues are reported at the estimated realizable amounts from patients, third-party payors, and others. Provisions for estimated third-party payor adjustments are estimated and recorded in the period the related services are provided. Any adjustment to the amounts is recorded in the period in which the revised amount is determined. A significant portion of PEI medical service revenues is related to Medicare and other governmental programs. Medicare and other governmental programs reimburse physicians based on fee schedules which are determined by the related governmental agency. Additionally, PEI participates in agreements with managed care organizations to provide services at negotiated rates.

New Accounting Pronouncement

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Adoption of this standard is required for financial statements for fiscal years beginning after December 15, 1995. Earlier application is encouraged. PEI does not expect the new standard to have a material effect on PEI 's results of operations.

Concentration of Credit Risk

     PEI extends credit to patients covered by programs such as Medicare, Medicaid, and private insurers. PEI manages credit risk with the various public and private insurance providers, as appropriate. Allowances for doubtful accounts have been made for potential losses, when appropriate.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make

 FREDERICK A. HAUBER, M.D., P.A. AND HEALTH DYNAMICS SPECIALTIES, INC.
         NOTES TO COMBINED FINANCIAL STATEMENTS - (Continuted)

estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Financial Information

     The unaudited interim combined financial statements as of June 30, 1996, and for the six-months ended June 30, 1996 and 1995, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying unaudited combined financial statements reflect, in the opinion of management, all adjustments necessary for a fair presentation of the unaudited combined financial statements. All such adjustments are of a normal and recurring nature.

3.   Property and Equipment:

     Property and equipment consists of the following:

                                                         Estimated Useful     December 31,
                                                           Lives (Years)          1995
                                                         ________________     ____________
     Equipment                                                  5-7           $ 681,203
     Automobiles                                                5                80,442
     Leasehold improvements                                     5-10             82,705
     Furniture and fixtures                                     5-7             280,413
                                                                              _________
     Total                                                                    1,124,763

     Less - Accumulated depreciation and amortization                          (855,995)
                                                                              _________

          Property and equipment, net                                         $ 268,768
                                                                               ________
                                                                               ________

4.   Lines of Credit and Long-Term Debt:

     Lines of credit consist of the following as of December 31, 1995:

          Line of credit payable to bank, bearing interest at the
          prime rate plus 0.5% (9.0% at December 31, 1995).  Unused
          line of credit at December 31, 1995, was $63,158, and
          guaranteed by the physician owner.                                  $  86,842

          Line of credit payable to bank, bearing interest at the
          prime rate plus 0.5% (9.0% at December 31, 1995).  Unused
          line of credit at December 31, 1995, was $5,153, and
          guaranteed by the physician owner.                                     19,848
                                                                               ________
          Total lines of credit                                               $ 106,690
                                                                                _______
                                                                                _______
                                       A-8

 FREDERICK A. HAUBER, M.D., P.A. AND HEALTH DYNAMICS SPECIALTIES, INC.
           NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)

     Long-term debt consists of the following as of December 31, 1995:

          Note payable to physician owner, bearing interest at 10.25%.
          Monthly payments of $3,765 including principal and interest.        $  81,391


               Less - Current portion                                           (38,620)
                                                                                _______

               Long-term debt excluding current portion                       $  42,771
                                                                                _______
                                                                                _______

     As of December 31, 1995, the aggregate amounts of annual principal maturities of long-term debt are as follows:

        1996                                    $38,620
        1997                                     42,771
        1998                                        -
        1999                                        -
        2000                                        -
        Thereafter                                  -
                                                 ______

                Total                           $81,391
                                                 ______
                                                 ______

5.   Operating Leases:

     The building where PEI conducts business is leased under a noncancelable operating lease. The physician owner of PEI is also a part owner of the building. At December 31, 1995, the minimum annual lease commitment under the noncancelable operating lease is as follows:

        1996                                    $73,380
        1997                                     73,380
        1998                                     73,380
        1999                                     73,380
        2000                                     73,380
        Thereafter                              746,030
                                              _________

                Total                       $ 1,112,930
                                              _________
                                              _________

     Rent expense on the building was $73,380 for the year ended
December 31, 1995. Nonrelated party rent for medical and office equipment amounted to approximately $4,700 for the year ended
December 31, 1995.

 FREDERICK A. HAUBER, M.D., P.A. AND HEALTH DYNAMICS SPECIALTIES, INC.
         NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)

6.   Related-Party Transactions:

     Short-term notes payable are to related parties. Included in prepaid expenses and other current assets and other non current assets are related party receivables of $73,562. Included in payable to related party, current portion of long-term debt, and long-term debt, net of current portion is $98,309 of related-party payables. The physician owner is part owner of the building where PEI conducts business.

     In various instances, relatives of the owner of PEI are employees of the clinic.

7.   Employee Benefit Plan:

     PEI Management, Inc., a related party, has a 401(k) profit-sharing plan (the "Plan") which provides for PEI to make discretionary contributions. PEI pays all general and administrative expenses of the Plan. PEI made contributions related to the Plan totaling approximately $11,685 in 1995. An officer of PEI is the trustee of the Plan.

     PEI does not provide postretirement or postemployment benefits to employees.

8.    Disclosures About The Fair Value Of Financial Instruments:

     SFAS No. 107, Disclosure About The Fair Value of Financial Instruments, requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, the carrying amounts of accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short maturity of these instruments.

     The carrying amount of PEI's long-term debt approximates fair value due to PEI s ability to obtain such borrowings on comparable terms.

9.   Subsequent Event:

     On August 30, 1996, PEI completed a stock-for-stock merger transaction with Physicians Resource Group, Inc. (PRG), in exchange for 193,927 shares of PRG common stock.

     The combined financial statements of PEI have been prepared as supplemental information about the entities which PRG acquired. PEI previously operated as separate independent entities. The historical financial position, results of operations, and cash flows do not reflect any adjustments relating to the acquisition.

                                       A-10